

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 8-K

Current Report

Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): **April 24, 2018**

Caterpillar Financial Services Corporation
(Exact name of Registrant as specified in its charter)

001-11241
(Commission File Number)

Delaware	37-1105865
(State or other jurisdiction of incorporation)	(IRS Employer Identification Number)

2120 West End Avenue
Nashville, Tennessee 37203-0001
(Address of principal executive offices, with zip code)

(615) 341-1000
(Registrant's telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☐

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.
☐

Item 2.02. Results of Operations and Financial Condition.

On April 24, 2018, Caterpillar Financial Services Corporation issued a press release reporting financial results for the quarter ended March 31, 2018. A copy of the press release is attached hereto as Exhibit 99.1 and incorporated into this Item 2.02 by reference.

The information in this Current Report on Form 8-K, including Exhibit 99.1, is being furnished in accordance with the provisions of General Instruction B.2 of Form 8-K.

Item 9.01. Financial Statements and Exhibits.

d)   Exhibits:
99.1   Caterpillar Financial Services Corporation press release dated April 24, 2018

EXHIBIT INDEX

Exhibit No.	Description
99.1	Caterpillar Financial Services Corporation press release dated April 24, 2018

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Caterpillar Financial Services Corporation

Date: April 24, 2018   By: */s/ Leslie S. Zmugg*
                                                   Leslie S. Zmugg
                                                   Secretary

Exhibit 99.1

Caterpillar Financial Services Corporation
1Q 2018 Earnings Release

April 24, 2018

FOR IMMEDIATE RELEASE

Cat Financial Announces First-Quarter 2018 Results

Cat Financial reported first-quarter 2018 revenues of $690 million, an increase of $28 million, or 4 percent, compared with the first quarter of 2017. First-quarter 2018 profit was $91 million, a $24 million, or 21 percent, decrease from the first quarter of 2017.

The increase in revenues was primarily due to a $19 million favorable impact from higher average earning assets and a $16 million favorable impact from higher average financing rates, partially offset by an $11 million unfavorable impact from lower lending activity with Caterpillar.

Profit before income taxes was $124 million for the first quarter of 2018, compared with $167 million for the first quarter of 2017. The decrease was primarily due to a $51 million increase in provision for credit losses, partially offset by a $16 million increase in net yield on average earning assets.

The provision for income taxes reflects an estimated annual tax rate of 23 percent in the first quarter of 2018, compared with 30 percent in the first quarter of 2017. The decrease in the estimated annual tax rate is primarily due to the reduction in the U.S. corporate tax rate beginning January 1, 2018 along with changes in the geographic mix of profits.

During the first quarter of 2018, retail new business volume was $2.54 billion, an increase of $202 million, or 9 percent, from the first quarter of 2017. The increase was driven by higher volume in Asia/Pacific, Mining, Europe and North America, partially offset by decreases in Caterpillar Power Finance and Latin America.

At the end of the first quarter of 2018, past dues were 3.17 percent, compared with 2.64 percent at the end of the first quarter of 2017, primarily due to increases in the Caterpillar Power Finance and Latin America portfolios. Write-offs, net of recoveries, were $30 million for the first quarter of 2018, compared with $15 million for the first quarter of 2017. The largest contributors to the increase were the Latin America and Caterpillar Power Finance portfolios.

As of March 31, 2018, the allowance for credit losses totaled $403 million, or 1.45 percent of finance receivables, compared with $346 million, or 1.28 percent of finance receivables at March 31, 2017. The allowance for credit losses at year-end 2017 was $365 million, or 1.33 percent of finance receivables. The increase in the allowance for credit losses was primarily driven by the Caterpillar Power Finance and Mining portfolios.

"Cat Financial's core asset portfolio continues to perform well despite some remaining weakness in our Caterpillar Power Finance and Latin American portfolios," said Dave Walton, president of Cat Financial and vice president with responsibility for the Financial Products Division of Caterpillar Inc. "The global Cat Financial team is focused on actively managing portfolio health and continuing to serve Caterpillar customers and Cat dealers worldwide through financial services solutions."

For over 35 years, Cat Financial, a wholly owned subsidiary of Caterpillar, has provided financial service excellence to customers. The company offers a wide range of financing solutions to customers and Cat® dealers for machines, engines, Solar® gas turbines, marine vessels and various operational needs. Cat Financial has offices and subsidiaries located throughout North and South America, Asia, Australia, Europe, Africa and the Middle East, with its headquarters in Nashville, Tennessee.

Caterpillar contact: Corrie Scott, 224-551-4133 (Office), 808-351-3865 (Mobile) or Scott_Corrie@cat.com

STATISTICAL HIGHLIGHTS:


FIRST-QUARTER 2018 VS. FIRST-QUARTER 2017
(ENDED MARCH 31)
(Millions of dollars)


	2018	2017	CHANGE
Revenues	$ 690	$ 662	4 %
Profit Before Income Taxes	$ 124	$ 167	(26)%
Profit (excluding profit attributable to noncontrolling interests)	$ 91	$ 115	(21)%
Retail New Business Volume	$ 2,542	$ 2,340	9 %
Total Assets	$ 33,541	$ 34,732	(3)%

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Certain statements contained in this earnings release may be considered "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may relate to future events or our future financial performance, which may involve known and unknown risks and uncertainties and other factors that may cause our actual results, levels of activity, performance or achievement to be materially different from those expressed or implied by any forward-looking statements. From time to time, we may also provide forward-looking statements in oral presentations to the public or in other materials we issue to the public. Forward-looking statements give current expectations or forecasts of future events about the company. You may identify these statements by the fact that they do not relate to historical or current facts and may use words such as "believes," "expects," "estimates," "anticipates," "will," "should," "plan," "project," "intend," "could" and similar words or phrases. These statements are only predictions. Actual events or results may differ materially due to factors that affect international businesses, including changes in economic conditions, disruptions in the global financial and credit markets, and changes in laws, regulations and political stability, as well as factors specific to Cat Financial and the markets we serve, including the market's acceptance of our products and services, the creditworthiness of our customers, interest rate and currency rate fluctuations and estimated residual values of leased equipment. These risk factors may not be exhaustive. We operate in a continually changing business environment, and new risk factors emerge from time to time. We cannot predict these new risk factors, nor can we assess the impact, if any, of these new risk factors on our businesses or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those projected in any forward-looking statements. Accordingly, forward-looking statements should not be relied upon as a prediction of actual results. All of the forward-looking statements are qualified in their entirety by reference to the factors discussed under the captions "Risk Factors" and "Management's Discussion and Analysis of Financial Condition and Results of Operations" in our annual report on Form 10-K filed on February 15, 2018 with the Securities and Exchange Commission for the fiscal year ended December 31, 2017, which describe risks and factors that could cause results to differ materially from those projected in the forward-looking statements. Cat Financial undertakes no obligation to publicly update forward-looking statements, whether as a result of new information, future events or otherwise.